SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil to acquire a stake in Telekom Austria”

Mexico City, Mexico, June 15, 2012 -- América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL), announced that it has today entered into an agreement with Marathon Zwei Beteiligungs GmbH, a wholly owned subsidiary of RPR Privatstiftung, the private trust set up by Mr. Ronny Pecik to acquire approximately 21% of the outstanding shares of Telekom Austria AG (“Telekom Austria”). Pursuant to the terms of the agreement, AMX has today acquired approximately 5% of the outstanding shares of Telekom Austria and will acquire an additional approximately 16% stake upon receipt of certain governmental approvals and other authorizations customary in this type of transaction. The acquisition of this additional stake is expected to close during 2012.

As of today, after giving effect to the approximately 5% acquisition, AMX total interest in Telekom Austria is 6.7% and, upon consummation of the acquisition of the additional 16% stake, AMX total interest will be approximately 23%.

This acquisition positions AMX as a long-term strategic partner of Telekom Austria. It is part of AMX geographic diversification strategy and provides an attractive presence in Central and Eastern Europe. AMX expects to develop a constructive relationship with Telekom Austria’s stakeholders and is confident about the company’s overall potential for development. Mr. Ronny Pecik is expected to continue to serve as vice-chairman of the Supervisory Board and to support the future development of Telekom Austria.

Telekom Austria, the largest telecommunications company in the country, also provides telecommunication services in Belarus, Bulgaria, Croatia, Liechtenstein, Macedonia, Serbia and Slovenia. As of March 31, 2012, it had 20.3 million wireless subscribers and 2.6 million fixed lines.

About AMX

AMX is the leading provider of telecommunication services in Latin America. As of March 31, 2012, it had 306 million accesses in the Americas, including 246 million wireless subscribers and 60 million fixed revenue-generating units.

Legal Disclaimer. This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 15, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact